FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1 Name and Address of Company

Avalon Advanced Materials Inc. ("Avalon" or the "Company")

130 Adelaide Street West

Suite 1901

Toronto, ON M5H 3P5

Item 2 Date of Material Change

February 16, 2021.

Item 3 News Release

A news release was disseminated on February 17, 2021 through the facilities of Newsfile and subsequently filed on SEDAR.

Item 4 Summary of Material Change

On February 16, 2021, Avalon's Board of Directors approved a binding letter of intent (the "Agreement") to purchase ownership of 2333382 Ontario Inc. ("2333382"), a private Ontario corporation which owns four industrial minerals properties and a demonstration-scale processing plant located at Matheson, Ontario.

Item 5 Full Description of Material Change

On February 12, 2021 Avalon entered into a binding letter of intent (the "Agreement") to purchase ownership of 2333382 Ontario Inc. ("2333382"), a private Ontario corporation which owns four industrial minerals properties and a demonstration-scale processing plant located at Matheson, Ontario.  The Agreement was subject to the approval of Avalon's Board of Directors, which was received on February 16, 2021.

Among the industrial minerals property assets owned by 2333382 is an asset transfer agreement giving 2333382 the right to acquire full title to the Cargill Carbonatite Complex ("Cargill site") near Kapuskasing, Ontario. This carbonatite complex hosts significant concentrations of a number of critical minerals, contained both in the bedrock and in the tailings from a historic phosphate mining operation at the site.

Work done by 2333382 has demonstrated that the tailings contain phosphate levels ranging from 15-20% P2O5 and can be sold "as is" for use in various agricultural fertilizer products. Sales of these phosphate-rich tailings are already generating revenues for 2333382, with considerable potential for growth as demand for phosphate mineral products is increasing. Analytical work done by 2333382 and Avalon on the tailings to date indicates the presence of significant concentrations of rare earths, scandium and zirconium, which preliminary testwork indicates will be recoverable through additional processing of the tailings. This provides significant potential for future revenue growth.

The total purchase price to be paid by Avalon will be $16 million, payable in a combination of cash and common shares of Avalon over a period of two years. The initial payment of $200,000 in cash and the issuance of 1,000,000 common shares priced at the 5-day volume weighted average trading price of Avalon's common shares on the Toronto Stock Exchange (the "TSX") is due and payable on signing of the Agreement. The balance of the purchase price will be made in instalments at six-month intervals with the next payment of $900,000 due on August 15, 2021, with Avalon having the option to make 50% of the next payment in common shares at its discretion.

Avalon will also assume responsibility for managing all of 2333382's ongoing operations upon posting of a Letter of Credit in the amount of $23.7 million with the Ontario government to meet current closure plan financial assurance requirements at the Cargill site. Discussions are in progress with a number of lenders and surety providers toward securing the required Letter of Credit.

The industrial minerals processing plant at Matheson is presently being used mainly for granulation of previously mined phosphate-rich carbonatite rock stockpiled at the Cargill site for other fertilizer applications. The plant can also be used for dry processing of bulk samples from 2333382's other industrial minerals projects for market development purposes.

Commented Avalon's President and CEO, Don Bubar, "Over the past few years we have been looking at a number of opportunities to get access to closed mine sites with potential to recover critical minerals like rare earths from the mine wastes, while remediating the long term environmental liability. The Cargill site represents the most attractive such opportunity we have looked at to date. It offers near term revenue streams from sales of tailings for fertilizer applications plus the future opportunity to extract the critical minerals and make purified derivative phosphate fertilizer products. Having ready access to an operational industrial mineral processing facility provides potential for additional revenue streams from other mineral products, including lithium minerals and calcium feldspar from Avalon's presently inactive Warren Township Anorthosite Project near Foleyet, Ontario."

Completion of the transaction is subject to the approval of the TSX, and the execution of a definitive purchase and sale agreement by the parties which is expected to contain customary closing conditions for a transaction of this nature.

The technical information included in this material change report has been reviewed and approved by Donald Bubar, P. Geo, a Qualified Person under NI 43-101.

Item 6 Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7 Omitted Information

Not applicable.

Item 8 Executive Officer

Donald S. Bubar, President & Chief Executive Officer, (416) 364-4938.

Item 9 Date of Report

February 25, 2021.

This material change report contains "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation. Forward-looking statements include, but are not limited to, statements related to the execution of a definitive purchase and sale agreement, the approval of the TSX and the completion of the transaction, that 2333382's revenue has considerable potential for growth as demand for phosphate mineral products is increasing, that the phosphate can be sold "as is", that Avalon will assume responsibility for managing all of 2333382's ongoing operations upon posting of a Letter of Credit, that the plant can also be used for dry processing of bulk samples from 2333382's other industrial minerals projects for market development purposes and that the Cargill site offers near term revenue streams from sales of tailings for fertilizer applications plus the future opportunity to extract the critical minerals and make purified derivative phosphate fertilizer products. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as "potential", "scheduled", "anticipates", "continues", "expects" or "does not expect", "is expected", "scheduled", "targeted", "planned", or "believes", or variations of such words and phrases or state that certain actions, events or results "may", "could", "would", "might" or "will be" or "will not be" taken, reached or result, "will occur" or "be achieved". Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Avalon to be materially different from those expressed or implied by such forward-looking statements, Forward-looking statements are based on assumptions management believes to be reasonable at the time such statements are made. Although Avalon has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. Factors that may cause actual results to differ materially from expected results described in forward-looking statements include, but are not limited to the parties not successfully negotiating a definitive purchase and sale agreement, the TSX not approving the transaction, the transaction not being completed on the terms set out herein, or at all, the expected benefits of the transaction and future opportunities arising out of the proposed acquisition not being realized, unanticipated market conditions, as well as those risk factors set out in the Company's current Annual Information Form, Management's Discussion and Analysis and other disclosure documents available under the Company's profile at www.SEDAR.com. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Such forward-looking statements have been provided for the purpose of assisting investors in understanding the Company's plans and objectives with respect to its proposed acquisition of 2333382 and may not be appropriate for other purposes. Accordingly, readers should not place undue reliance on forward-looking statements. Avalon does not undertake to update any forward-looking statements that are contained herein, except in accordance with applicable securities laws.